12235 El Camino Real, Suite 200 San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

July 13, 2015

VIA EDGAR AND COURIER

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549-6010

Re:	Conkwest, Inc. (now named NantKwest, Inc.)
Registration Statement on Form S-1
Submitted Confidentially on May 14, 2015
Filed on June 19, 2015, amended on July 2, 2015 and July 13, 2015
File No. 333-205124

Dear Mr. Spirgel:

This letter responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 9, 2015, to Barry J. Simon, President and Chief Operating Officer of NantKwest, Inc. (formerly known as Conkwest, Inc,) (the “Company”) regarding the comment response letter filed on July 2, 2015 in connection with the Registration Statement on Form S-1, File No. 333-205124, filed by the Company on June 19, 2015 and amended on July 2, 2015 (the “Registration Statement”).

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”), responding to the Staff’s comments and updating the Registration Statement. We are enclosing a copy of the Amendment No. 2, together with a copy that is marked to show the changes from the Registration Statement.

AUSTIN     BEIJING     BRUSSELS     HONG KONG    LOS ANGELES     NEW YORK     PALO ALTO     SAN DIEGO

SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 13, 2015

Inex Bio Acquisition, page 75

1. Please expand the discussion of the Inex Bio acquisition to describe in greater detail the transactions between Inex Bio Holdings, Inc., Inex Bio and the registrant. Please also include a discussion of the relationships between these entities and officers and directors of these entities. Also explain the business purpose for Inex Bio Holdings acquiring a controlling interest in Inex Bio in February and March 2015 prior to the registrant acquiring Inex Bio shares from Inex Bio Holdings on March 30, 2015. Explain why this was preferable to the registrant acquiring Inex Bio shares directly from Inex Bio. Please integrate the issuance of warrants with a value of $22.7 million to your CEO and other directors or employees that held stock in Inex Bio Holdings, explaining the business purpose for providing such compensatory stock incentives in conjunction with the acquisition of Inex Bio by the registrant.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 79 and 80 of the Registration Statement to expand the disclosure regarding the Inex Bio Acquisition as requested.

Business, page 95

2. We note your response to prior comment 7 from our letter dated June 26, 2015. Please clarify the distinction between clinical and non-clinical uses of the Company’s technology.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on pages 8 and 107 of the Registration Statement to clarify that the non-clinical uses of the Company’s technology is for assay testing. In addition, the Company notes that the non-clinical applications are discussed beginning on page 131 of the Registration Statement.

Financial Statements

Note 5 – Investment in Inex Bio, Inc., page F-16 and Note 17 – Subsequent Events, page F-34

3. Refer to your response to our previous comment 8 and disclosure on page 182. We note that you state that the sole member of the general partner of Cambridge are Dr. Soon-Shiong and another Conkwest director. We also note on page 182 that Dr. Ji is a non-controlling member of Eragon Ventures, LLC and that Cambridge and Eragon

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 13, 2015

“indirectly own a substantial equity interest” in Inex Bio Holdings LLC. Common control requires either (1) an individual or entity holds more than 50% of the voting ownership interest of each entity or (2) a group of shareholders holds more than 50% of the voting ownership interest of each entity, and there is contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert. Since there appears to be no voting agreement based on your disclosure, Inex Bio Holdings LLC and Conkwest do not appear to be under common control. Please tell us in more detail how you determined there is common control. Also provide a summary description or charts showing the ownership of Conkwest and Inex Bio Holdings immediately before and after the transaction. Show the percentage ownership of each significant shareholder. Also identify any common ownership and describe the nature of the relationship.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 190 of the Registration Statement to clarify and correct the disclosure regarding the ownership interests in InexBio Holdings, LLC.

The Company advises the Staff that InexBio Holding, LLC is an entity jointly owned directly by Cambridge and Eragon Ventures, LLC, with each entity owning fifty percent (50%) of InexBio Holdings, LLC. Dr. Soon-Shiong, the Company’s chief executive officer and one of its directors, is the sole member of Cambridge’s general partner. Dr Ji, one of the Company’s directors, is one of the two managing members of Eragon Ventures, LLC, along with his wife, Vivian Zhang.

On January 5, 2015, InexBio Holdings, LLC was formed. Also, on January 5, 2015, in connection with the formation of InexBio Holdings, LLC, Dr. Ji entered into a letter agreement stating that Dr. Ji would vote all of his interest with respect to all matters related to InexBio Holdings, LLC, including with respect to all shares of common stock of Conkwest held by InexBio Holdings, LLC, together and in concert with Cambridge and Dr. Soon-Shiong. The Company is supplementally providing the Staff with a copy of the letter agreement. In addition, the Company has obtained an acknowledgement signed by Dr, Ji, Vivian Zhang and Eragon Ventures. LLC, dated July 10, 2015 confirming the following: (i) Dr. Henry Ji and Vivian Q. Zhang were the sole members of Eragon Ventures, LLC from January 5, 2015 to the present; (ii) each of Dr. Henry Ji and Vivian Q. Zhang was a managing director or Eragon Ventures, LLC from January 5, 2015 to present; (iii) Dr. Henry Ji had voting control of Eragon Ventures, LLC, including voting control to bind Eragon Ventures, LLC, at all times during which Eragon held equity interests in InexBio Holdings, LLC; and (iv) the January 5, 2015 letter agreement described above was binding on both Dr. Henry Ji and Eragon Ventures, LLC and transferred voting control of all equity interests in InexBio Holdings, LLC held by Eragon Ventures, LLC to

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 13, 2015

Dr. Patrick Soon-Shiong and Cambridge Equities, LP, including with respect to shares of common stock of Conkwest, Inc. held by InexBio Holdings, LLC. The Company is supplementally providing the Staff with a copy of this acknowledgement also.

In addition, as requested by the Staff, below is a summary chart of the ownership of Conkwest and InexBio Holdings immediately before and immediately after the acquisition of InexBio:

Name of Entity	Ownership % of Conkwest, Inc. Before Acquisition	Ownership % of Conkwest, Inc. After Acquisition		Ownership % of InexBio Holdings, LLC Before Acquisition	Ownership % of InexBio Holdings, LLC After Acquisition
Cambridge Equities, LP	60.3%	59.3%		50%	50%
Eragon Ventures, LLC	0%	2.0	%(1)	50%	50%

(1)	The ownership percentage held by Eragon Ventures reflect the holding of a warrant to purchase 704,704 shares of Class A common stock of Conkwest, which were immediately exercisable.

Given the facts set forth above, the Company respectfully submits to the Staff that its conclusion that Inex Bio Holdings LLC and Conkwest are under common control is appropriate.

4. Refer to your response to our previous comments 9 and 11. We note on page 182 that Dr. Simon, a Conkwest director, was serving as a director of Inex Bio at the time of the acquisition. Due to your ownership of 22.2% of the outstanding stock of Inex Bio, representation on the board of directors of Inex Bio by Dr. Simon, and technology dependency of Inex Bio on your technology, it appears that you had the ability to exert significant influence over Inex Bio prior to February 2015 using the guidance in ASC 323-10-15-6. Please revise to use the equity method for your investment in Inex Bio prior to February 2015 or advise as to the reason you believe there is an absence of predominant evidence to exercise significant influence. If you continue to believe that you did not have the ability to exert significant influence over Inex Bio based on the above factors, please provide your analysis using the guidance in ASC 323-10-15-10.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 13, 2015

Response: The Company acknowledges the Staff’s comment and agrees that it should use the equity method for its investment in Inex Bio.

The Company evaluated the impact of the error related to accounting for the Company’s investment in InexBio, Inc. under the cost method rather than the equity method on its previously issued annual financial statements as of and for the years ended December 31, 2013 and 2014. The Company, in consultation with its independent registered accounting firm, assessed the materiality of the errors in accordance with SEC Staff Accounting Bulletin Nos. 108 and 99 and concluded that the revisions were not quantitatively material to the financial statements for either year. The resulting immaterial impact upon total assets in the Company’s balance sheets as of December 31, 2013 and 2014 would have been minor decreases of approximately $12,000 and $28,000, respectively, or less than a 1% decrease each year. The net resulting immaterial impact upon loss in the Company’s statements of operations for the years ended December 31, 2013 and 2014 would have been minor increases of approximately $12,000 and $17,000, respectively, or less than a 1% increase each year.

The Company, in consultation with its independent registered accounting firm, also assessed the materiality of the error on the Company’s previously issued interim financial statements as of and for the three months ended March 31, 2014. The resulting immaterial impact upon total assets in the Company’s balance sheet as of March 31, 2015 would have been a minor decrease of approximately $6,000, or less than a 1% decrease for the three month period. The resulting immaterial impact upon net loss in the Company’s statement of operations for the three months ended March 31, 2014 would have been a minor increase of approximately $9,000, or less than a 1% increase for the three month period.

The Company, in consultation with its independent registered accounting firm, also considered a wide range of qualitative factors that might cause these misstatements of quantitatively small amounts to otherwise be material, including the following:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The amounts are capable of precise measurement.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectation for the enterprise.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 13, 2015

The Company is not yet a public company and does not have analysts following its results at this time. The Company determined that the misstatements are immaterial. In addition, they do not hide the Company’s failure to meet its targets.

•	Whether the misstatements mask a change in earnings or other trends.

The misstatements do not mask a change in earnings or other trends.

•	Whether the misstatements change a loss into income or vice versa.

The misstatements do not change a loss into income or income into a loss.

•	Whether the misstatements concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

The Company operates in one segment. Therefore, the misstatements are immaterial to the financial statements and to the Company’s business.

•	Whether the misstatements affect the Company’s compliance with regulatory requirements.

The misstatements do not affect the Company’s compliance with regulatory requirements.

•	Whether the misstatements affect the Company’s compliance with loan covenants or other contractual requirements.

The misstatements do not affect the Company’s compliance with loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management compensation

The misstatements do not have the effect of increasing management’s compensation.

•	Whether the misstatements involve concealment of an unlawful transaction.

The misstatements do not involve concealment of an unlawful transaction.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 13, 2015

The Company, in consultation with its independent registered accounting firm, therefore concluded that the misstatements are not quantitatively or qualitatively material to its annual or interim financial statements in 2013 or 2014.

The Company also evaluated whether the correction of the cumulative error in the current period, that is, the interim financial statements for the three months ended March 31, 2015, would result in a material misstatement of the current period’s financial statements. If the Company corrects the misstatement in the three months ended March 31, 2015, the resulting immaterial out-of-period impact upon net loss in the statement of operations would be a minor increase of approximately $28,000, or less than a 1% increase in the three month period. The Company therefore concluded that recording the correction in the current period would not materially misstate the March 31, 2015 interim financial statement. Therefore, the Company has corrected the error as an out-of-period adjustment in the March 31, 2015 interim financial statements and included disclosure in Note 1 to the interim financial statements regarding the nature and effect of the adjustment.

Note 10 – Commitments and Contingencies, page F-20

5. Refer to your response to our previous comment 15. We note that you added disclosure regarding the current USPTO proceeding. Please expand the disclosure to include a general statement that the lack of a consistent policy regarding the scope of claims allowable in patents in the field of immunotherapy has emerged in the United States and third parties may have blocking patents that could be used to prevent you from commercializing our patented product candidates and practicing our proprietary technology.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-21 and F-52 of the Registration to expand the disclosure regarding patent claims as requested.

* * *

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

July 13, 2015

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Martin J. Waters

Martin J. Waters

cc:	Patrick Soon-Shiong, NantKwest, Inc.
Barry J. Simon, NantKwest, Inc.
Daniel R. Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.
Sean M. Clayton, Cooley LLP
Charles S. Kim, Cooley LLP